September 11, 2020

Joseph Cascarano
Senior Staff Accountant
Office of Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Astec Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 17, 2020
Form 8-K
Filed August 5, 2020
File No. 001-11595

Dear Mr. Cascarano:

On behalf of Astec Industries, Inc. (the “Company” or “we”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email dated September 1, 2020. We have reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s corresponding response.

Form 8-K filed August 5, 2020

Exhibit 99.1, page 1
1.We note your highlighted presentation of the Non-GAAP measures, EBITDA and Adjusted EBITDA, on page 1 of your earnings release. Please revise in future filings to present the most directly comparable GAAP measure (i.e. net income) with equal or greater prominence to avoid placing undue prominence on the Non-GAAP measures. Refer to the guidance in Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in future filings, beginning with our Earnings Release furnished with the Company’s Current Report on Form 8-K for the quarter ended September 30, 2020, and to the extent non-GAAP measures are included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 or our Annual Report on Form 10-K for the year ended December 31, 2020, for any non-GAAP measure presented in such filing, we will present the most directly comparable GAAP measure (e.g. net income in the case of EBITDA and Adjusted EBITDA) with equal or greater prominence to avoid placing undue prominence on such non-GAAP measures.

2.In your GAAP to Non-GAAP Reconciliation Tables, please revise your presentations in future filings to reconcile EBITDA and Adjusted EBITDA to net income and present each material adjustment separately. Refer to the guidance in Question 103.02 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in future filings, beginning with our Earnings Release furnished with the Company’s Current Report on Form 8-K for the quarter ended September 30, 2020, and to the extent non-GAAP measures are included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 or our Annual Report on Form 10-K for the year ended December 31, 2020, for any non-GAAP measure presented in such filing, we will provide a reconciliation of such non-GAAP measure to the most directly comparable GAAP measure (e.g. net income in the case of EBITDA and Adjusted EBITDA) and present each material adjustment separately.

The Company acknowledges that it and its management are responsible for the adequacy and accuracy of the disclosures in the Company’s filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff. The Company further acknowledges that Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments or require additional information, please contact me at your earliest convenience at 423-553-5928.

Sincerely,

/s/ Rebecca A. Weyenberg____
Rebecca A. Weyenberg
Chief Financial Officer

Cc: Mark Ray, Alston & Bird LLP